SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

Stillwater Mining Company

(Name of Registrant as Specified In Its Charter)

Clinton Relational Opportunity Master Fund, L.P.

Clinton Magnolia Master Fund, Ltd.

Clinton Spotlight Master Fund, L.P.

Clinton Retail Opportunity Partnership, L.P.

Clinton Relational Opportunity, LLC

Clinton Group, Inc.

George E. Hall

John DeMichiei

Charles R. Engles

Seth E. Gardner

Michael McMullen

Michael McNamara

Patrice E. Merrin

Brian Schweitzer

Gregory P. Taxin

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 19, 2013

STILLWATER MINING COMPANY

__________________________

PROXY STATEMENT

OF

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [GREEN] PROXY CARD TODAY

This Proxy Statement and the enclosed [GREEN] proxy card are being furnished by Clinton Relational Opportunity Master Fund, L.P. ("CREL"), Clinton Magnolia Master Fund, Ltd. ("CMAG"), Clinton Spotlight Master Fund, L.P. ("SPOT"), Clinton Retail Opportunity Partnership, L.P. ("CROP"), Clinton Relational Opportunity, LLC ("CRO"), Clinton Group, Inc. ("CGI"), Mr. George E. Hall ("Mr. Hall" and together with CREL, CMAG, SPOT, CROP, and CGI, "Clinton," "we" or "us") and its nominees listed below in connection with the solicitation of proxies (the "Proxy Solicitation") from the stockholders of Stillwater Mining Company ("Stillwater" or the "Company").

For the reasons set forth in this proxy statement, we do not believe that the current board of directors of the Company (the "Board") is acting in the best interests of the Company's stockholders. We are therefore seeking your support at the upcoming annual meeting of stockholders (the "Annual Meeting"), scheduled to be held at the Stillwater Mine, 2526 Nye Road, Nye, Montana 59061, on [____], 2013 at [ ]:[ ] a.m., Mountain Daylight Time, with respect to the following (each, a "Proposal" and, collectively, the "Proposals"):

1.	To elect Clinton’s slate of eight director nominees, John DeMichiei, Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin (the "Nominees" and together with Clinton, the "Participants"), to serve as directors on the Board until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to the Company’s director nominees;

2.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2013;

3.	To vote on the Company's proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers;

4.	To amend the Company’s Amended and Restated Bylaws (the "Bylaws") to require supermajority voting for certain Board actions; and

5.	To transact such other business that may properly come before the Annual Meeting.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as [  ], 2013 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 1321 Discovery Drive, Billings, Montana 59102.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date,

there were [ ] shares of Common Stock, par value $0.01 per share (the “Common Stock”), outstanding and entitled to vote at the Annual Meeting.  As of March 18, 2013, Clinton, together with the other Participants in this Proxy Solicitation, beneficially owned 1,463,393 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock (based upon the 117,582,157 shares outstanding as of February 26, 2013, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the "SEC") on February 27, 2013).  We intend to vote such shares of Common Stock FOR the election of the Nominees, FOR the ratification of the appointment of KPMG LLP, AGAINST the advisory vote on executive compensation, and FOR the amendment to the Company’s Bylaws to require supermajority voting for certain Board actions, in each case as described herein.

This proxy statement and [GREEN] proxy card are first being mailed or given to the Company's stockholders on or about [____], 2013.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [GREEN] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CLINTON URGES YOU TO SIGN, DATE AND RETURN THE [GREEN] PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND ITS PROPOSAL TO AMEND THE COMPANY'S BYLAWS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF CLINTON'S NOMINEES, FOR THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AGAINST THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS AND FOR THE AMENDMENT TO THE COMPANY'S BYLAWS TO REQUIRE SUPERMAJORITY VOTING FOR CERTAIN BOARD ACTIONS, BY SIGNING, DATING AND RETURNING THE ENCLOSED [GREEN] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., C/O OKAPI PARTNERS LLC, 437 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed [GREEN] proxy card in the postage-paid envelope provided.

If you hold your shares of Common Stock in "street" name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote in favor of the election of the Nominees and the other Proposals (other than Proposal 3). Please follow the instructions to proxy provided on the enclosed [GREEN] proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed [GREEN] proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Clinton Relational Opportunity Master Fund, L.P., c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

Broker "non-votes" will be counted for purposes of determining the absence or existence of a quorum for the transaction of business but will have no effect on the outcome of any matter. Abstentions will have the effect of a vote against Proposals 2, 3 and 4.

If you have any questions regarding your [GREEN] proxy card or need assistance in executing your proxy, please contact Okapi Partners LLC at (212) 297-0720 or Toll-Free at (855) 305-0857.

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by CREL, a Cayman Islands exempted limited partnership; CMAG, a Cayman Islands exempted company; SPOT, a Cayman Islands exempted limited partnership; CROP, a Delaware limited partnership; CRO, a Delaware limited liability company, which serves as the investment manager to CREL; CGI, a Delaware corporation, which serves as the investment manager to CMAG, SPOT and CROP and is the sole member of CRO; Mr. Hall, a United States citizen, who serves as President of CGI; and each of the Nominees, John DeMichiei, Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin.

The principal business of CREL, CMAG, SPOT and CROP is to invest in securities, the principal business of CGI and CRO is to provide investment management services to funds, private individuals and institutions and the principal business of Mr. Hall is to serve as President of CGI. The principal business of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [●].

The principal business address of Clinton is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [●].

As of the date of this filing, the Participants beneficially own an aggregate of 1,463,393 shares of Common Stock, constituting approximately 1.2% of the shares of Common Stock outstanding, as follows: (a) 438,040 shares of Common Stock are beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) by CREL, 250 shares of which are owned by CREL in record name; (b) 517,564 shares of Common Stock are beneficially owned by CMAG; (c) 412,542 shares of Common Stock are beneficially owned by SPOT; (d) 29,235 shares of Common Stock are beneficially owned by CROP; (e) 438,040 shares of Common Stock may be deemed to be beneficially owned by CRO, by virtue of its investment management agreement with CREL; (f) 1,432,381 shares of Common Stock may be deemed to be beneficially owned by CGI, by virtue of investment management agreements with CMAG, SPOT and CROP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 35,000 shares of Common Stock; (g) 1,432,381 shares of Common Stock may be deemed to be beneficially owned by Mr. George Hall, by virtue of his direct and indirect control of CGI, CRO, CREL, CMAG, SPOT and CROP; (h) 2,012 shares of Common Stock are beneficially owned by Charles R. Engles, a Nominee; and (i) 29,000 shares of Common Stock are beneficially owned by Brian Schweitzer, a Nominee. CASF has also sold options on 10,000 shares of Common Stock with an exercise date of April 20, 2013 and a strike price of $13.00. Other than Messrs. Engles and Schweitzer, no Nominee owns beneficially or of record any securities of the Company. Please see Annex I for all transactions in Common Stock effectuated by the Participants during the past two years.

Clinton and Messrs. Engles and Schweitzer may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, the group may be deemed to have voting control over a combined 1,463,393 shares of Common Stock, constituting approximately 1.2% of the outstanding shares of Common Stock.

Except as set forth in this proxy statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of Stillwater; (iii) no Participant owns any securities of Stillwater which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Stillwater during the past two years; (v) no part of the purchase price or market value of the securities of Stillwater owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Stillwater, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any

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Participant owns beneficially, directly or indirectly, any securities of Stillwater; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Stillwater; (ix) no Participant or any of his its associates was a party to any transaction, or series of similar transactions, since the beginning of Stillwater's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Stillwater or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Stillwater or its affiliates, or with respect to any future transactions to which Stillwater or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Stillwater or any of its subsidiaries or has a material interest adverse to Stillwater or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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REASONS FOR OUR SOLICITATION

Approximately two-and-a-half years ago, the Company’s former majority stockholder, MMC Norilsk Nickel (“Norilsk”) sold all of its stock in the Company. Since then, the Board has been free of the control of a majority stockholder and free to guide the Company as it saw fit. In our view, the results have not been pretty.

Since Norilsk’s exit, as we describe more fully below, Stillwater has engaged in two value-destructive acquisitions (in pursuit of what we believe is a questionable strategy), spent imprudently on marketing and other administrative matters, and executed an unnecessarily costly and dilutive financing transaction. Meanwhile, the Board has more than doubled the Chief Executive Officer’s annual pay and granted its own members hefty pay increases as well.1 We believe these unforced errors combined with increased compensation have eroded stockholder confidence in the judgment of the Board and left the Company with a muddled strategy, a motley collection of assets and an overpaid Chief Executive Officer.

In short, once the reins came off, so did the wheels.

As a result, the Company's stockholders have been hurt. Since Norilsk’s exit, the Common Stock is down more than 37% (through March 6, 2013) even though the Company has added net cash to its balance sheet and the value of its proven and probable Platinum Group Metal (“PGM”) reserves have declined by just 7%.

We believe decisions made by the current Board caused the Common Stock to fall in value.

First, the Board and management team decided to diversify away from the Company’s historical roots, expanding into copper, gold, Canada and Argentina and away from PGMs and the United States – transforming the only US-based, pure-play PGM producer into a “diversified” mining company. We believe that in introducing “diversity”, the Board chased away investors whose primary reason for acquiring the Common Stock was to gain exposure to the attractive fundamentals of PGMs without any political risk. If the stockholders wanted diversity, they could have achieved it on their own by buying shares in any one of dozens of publicly traded mining companies. We believe the Company's diversification strategy was, and continues to be, a mistake.

Worse, in pursuit of this questionable strategy, the Company made what we believe were two ill-conceived acquisitions. In 2011, the Company announced the purchase of Peregrine Metals Ltd. for more than $450 million, a 290% premium to Peregrine’s market value at the time. Peregrine owned certain mining rights to Altar, an undeveloped copper and gold deposit that requires billions (the Company does not have) to fully develop into a working mine, in an unstable country (Argentina) with a history of nationalizing natural resource assets. Peregrine had acquired most of its mining concessions just a few years earlier from Rio Tinto Mining and Exploration Ltd. for a total payment of $2.8 million plus small future royalties. Although Peregrine, and now the Company, have done some resource definition work at Altar, there remains “significant uncertainty … as to the economic viability of the Argentine resources.”2 The Common Stock declined 47% in the month following the announcement of the purchase, destroying $1.3 billion in stockholder value.

The Company has also admitted that its other acquisition in pursuit of diversity, of Marathon PGM Corporation for approximately $125 million, was completed after faulty due diligence, leaving management and stockholders with insufficient data to know whether the Marathon project in Canada will ever be economic. Because of the diligence mistake – which involved “palladium grades being overstated on a significant portion of the project area”

1 See the Company’s proxy statements on Schedule 14A filed in connection with the 2010, 2011 and 2012 annual meetings of stockholders, which report 2008 and 2009 compensation to Mr. McAllister of $3.4 million and $2.4 million, respectively, compared with $5.6 million and $5.2 million in 2011 and 2012. The average director pay of the six independent directors who have served since 2009 has increased 65% from $130,644 to $214,897 from 2009 to 2012.

2 See the Company’s 2012 10-K at page 53.

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– there is “uncertainty as to the ultimate extent, quality, final grade, [and] mineability” of Marathon.3 Perhaps we are old fashioned, but we believe that in spending the stockholders’ money, management and the Board should accurately assess the asset being purchased. Even now, years later, management cannot assure stockholders that the Marathon project contains resources that can be economically mined and it recently delayed the release of revised resource estimates. Stockholders are left to hope the Company gets lucky.

Together, we believe these acquisitions succeeded in distracting management, siphoning cash away from the Company's core PGM business and destroying stockholder capital; all this in pursuit of a misguided strategy of “diversity”.

Second, the expense base of the Company has grown substantially and is draining cash flow away from stockholders. Without the presence of a majority stockholder such as Norilsk to check management, the Board has seemingly been unable to do so. During Norilsk’s ownership period (lasting 29 fiscal quarters through December 2010), the Company operated with average annual SG&A expenses of approximately $25 million, or half the annual SG&A expenditures of 2011 and 2012. Meanwhile, production of metal ounces from the Company's mines has declined.

A good portion of this increase in SG&A expense is in the form of marketing. Once Norilsk sold its Common Stock, the Company increased its contributions to Palladium Alliance International (the "Alliance"), an opaque, for-profit business chaired by Stillwater’s Chief Executive Officer, supposedly to promote the wearing of palladium jewelry. No other palladium producer has joined the Alliance, leaving Stillwater to fund the entire budget even though Stillwater produces just 4% of the world’s palladium. This off balance sheet marketing program has increased from $2 million per year in each of 2009 and 2010 (during Norilsk’s reign) to $11 million per year in each of 2011 and 2012. We do not believe the Company’s annual spend on the Alliance – which in turn funds celebrity endorsements of palladium jewelry (and potentially other activities that are not known to Stillwater stockholders) – is a good investment and management has been unable to provide what we would view as a reasonable justification for it either. What we do know is that for the Company’s spending to produce a good return, the price of palladium must be at least $30 more per ounce than it would be without these marketing efforts.4

Taken together with the Company's spending in Argentina and Canada and other increased administrative costs, this marketing spend is indicative of a bloated expense base that is not tied to stockholder returns. The Board has been unable to restore the spending and capital allocation discipline that Norilsk imposed during its reign.

Third, in October 2012, the Company issued a dilutive and expensive convertible debt security in exchange for proceeds of nearly $400 million. We believe that the Company could as easily have issued high-yield, non-convertible bonds, with a significantly lower all-in cost of capital. The convertible debt was also priced inefficiently, causing the converts to be over-subscribed with enthusiastic purchasers by “mid-afternoon on the first day of marketing,” according to the Company’s Chief Financial Officer. The rich deal was a boon for the convertible bond investors who participated – those bonds traded up nearly 30% within four months of their issuance – and a concomitant value destroyer for those of us who own Common Stock.

We thus are not surprised that the market has afforded Stillwater – a company with successful mines in Montana and a unique position in the PGM market –a valuation we consider low. We believe the mistaken strategic plan focused on “diversity”, the ill-conceived and poorly executed M&A activity, the bloated cost structure and the dilutive and expensive financing program have left investors without the confidence in management and the Board needed to support a fair Common Stock valuation.

We believe change is needed.

3 See the Company’s 2012 10-K at pages 25 and 52.

4In 2012, the Company produced 386,000 ounces of palladium and spent $11.2 million in marketing. To generate sufficient revenue to offset its marketing spending, the Company would have to generate a price per ounce that is $29 higher than it would receive without the marketing spend..

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Our Proposed Path Forward

If the Proxy Solicitation is successful, our Nominees –John DeMichiei, Charles Engles, Seth Gardner, Mick McMullen, Michael McNamara, Patrice Merrin, Brian Schweitzer, and Gregory Taxin – will constitute the Board.  We believe our Nominees will be objective, experienced and thoughtful directors who can help guide the Company to a strategy that will lead to operational and financial success for the benefit of all stockholders.  These Nominees would bring decades of combined knowledge from their prior operational, directorship and government roles to the Board.

The Nominees, if elected, will owe fiduciary duties to all stockholders. We would expect our Nominees to take that responsibility seriously and to exercise due care in making decisions about the future of the Company. From our perspective, we believe the Nominees, if elected, should take the following concrete actions:

First, the Company’s Chief Executive Officer, Mr. McAllister, should be replaced by a proven executive with a commitment to operating the Montana mines efficiently and to ridding the Company of its prospecting and speculative investments in Canada and Argentina. Mr. McAllister has had his chance; he has served as Chief Executive Officer and Chairman for more than a decade. And while the incumbent Board has rewarded him handsomely – with more than $39 million in pay over that time – stockholders are worse off; the Common Stock is down 64% (through March 6, 2013) during his tenure and stockholders have lost nearly $900 million in value. The Company needs new leadership and the alignment of executive pay with performance.

The Nominees have not selected a replacement Chief Executive Officer, but we believe there are many qualified executives that could effectively lead the organization and know that there are executive recruiting firms with experience in the mining industry that stand ready to assist the Nominees in identifying, recruiting and hiring such a candidate. We would expect the Nominees to consider, among other things, a candidate’s (i) professional record in the mining industry for enhancing stockholder value, optimizing operations, allocating capital, managing executives and labor, operating safely and in an environmentally responsible manner, marketing and selling, raising capital efficiently, and operating with lean corporate overhead; (ii) strategic commitment to the Company’s Montana PGM operations; (iii) cultural fit with the Company’s key constituents, such as stockholders, labor representatives, customers and regulators; (iv) reputation for integrity and transparency; and (v) public company leadership experience. We understand that the Board has a succession plan that, presumably, provides for interim leadership in the event Mr. McAllister decides to leave before a replacement can be named. If the succession plan does not include a plan for interim leadership, we believe one or more of the Nominees is qualified to serve as interim management.

Second, the Company should cease all spending in Argentina, except that which is absolutely necessary, and look to sell the Altar asset as soon as practicable. With the current political and currency environment, it may be hard to sell Argentinian assets today, but there should be no further cash flow leakage to a speculative project in such an unstable part of the world. This asset should essentially be reclassified as “held for sale.”

Third, the Company should quickly determine whether its Canadian asset is worthy of further development or whether the due diligence mistakes made by the Company are so severe as to render the project uneconomic. We hope the Company will be lucky and these PGM assets can be profitable for stockholders going forward, but we certainly think no additional betting should be done without first accurately assessing the resource.

Fourth, the Company should accelerate in any way possible, including increased capital spending, the mining of PGMs from its Montana properties. Development of the Graham Creek, Blitz and Far West areas of the J-M Reef should proceed as quickly as practicable to bring production from these areas online as soon as possible. We believe the other potential Montana mine expansion projects identified by the Company in 2010 should be re-evaluated in the context of applying substantially all of Stillwater’s financial resources to Montana and the massive J-M Reef, without the diversion of foreign acquisitions or the unnecessary spending on uncertain foreign projects. We believe that it may be feasible to develop profitably additional access to the J-M Reef and that once such access is available, Stillwater will be able to increase its production of PGMs. Stockholders are not well served by resources that remain buried.

Fifth, all spending on the Alliance should be suspended unless and until the Alliance can attract other palladium suppliers as supporters. We are, as noted, skeptical of the value of this spending; in all events, the Company should not be carrying the industry by itself. A full accounting of the Alliance’s financials and the identity of its owners should also be provided to stockholders.

Sixth, a complete review of all overhead and administrative spending should be conducted with a goal of bringing spending levels back to those in the early 2000s. There is no excuse for mining markedly fewer ounces with higher administrative and selling expenses.

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BACKGROUND OF THE PROXY SOLICITATION

We initially invested in Stillwater because we believed the stock was undervalued and represented a potentially profitable investment opportunity. We believed then, and believe now, that significant value can be created for all stockholders through better management and oversight of the Company's strategy, capital allocation, operations and financing plans.

On November 13, 2012, representatives of Clinton met with Gregory Wing, the Company’s Chief Financial Officer, to discuss their concerns about the Company’s operations and its recent financing.

On December 20, 2012, Clinton sent a letter to the Company’s Board of Directors, which was publicly disclosed, outlining several issues and concerns regarding, among other things, the Company’s strategy, acquisitions, cost structure and recent financing and stating Clinton's belief that the Company “should augment the [B]oard with new directors and the long-serving incumbents should resign.”

On January 16, 2013, certain of the Board’s independent directors and the Company’s Chief Executive Officer met with representatives of Clinton to discuss the issues raised in Clinton's December 20, 2012 letter.

On February 25, 2013, in accordance with the Bylaws, Clinton delivered a notice to the Company indicating its intent to nominate eight candidates to stand for election to the Board at the Annual Meeting and present a proposal to amend the Bylaws to require supermajority voting by the Board for certain actions.

On March 7, 2013, in accordance with the Bylaws, Clinton delivered an updated notice to the Company of its intent to nominate eight candidates for stand for election to the Board at the Annual Meeting and present a proposal to amend the Bylaws to requires supermajority voting by the Board for certain actions.

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PROPOSAL 1 – ELECTION OF DIRECTORS

The Board currently consists of eight directors.  According to the Company's preliminary proxy statement on Schedule 14A filed with the SEC on March 1, 2013 in connection with the Annual Meeting (the "Company's Proxy Statement"), the terms of all eight directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our Nominees in opposition to the Company’s eight director nominees.   If successful in our Proxy Solicitation, then the Board will be composed solely of the Nominees. There is no assurance that any incumbent director will serve as a director if one or more, but not all, of our Nominees are elected to the Board. You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
John DeMichiei 100 Portal Drive Roundup, MT 59072	63

Mr. DeMichiei is currently the President and Chief Executive Officer of Signal Peak Energy, LLC, a coal mining company, where he has served since 2005. From 2004 to 2005, he was Senior Vice President of PinnOak Resources, LLC, which operated three large underground coal mines. Mr. DeMichiei served as the President and Chief Executive Officer of RAG SaarGummi America from 2002 to 2004, and as Executive Vice President and Chief Executive Officer of RAG America Coal Holding, Inc. from 1998 to 2001, both coal mining companies. In addition, Mr. DeMichiei worked at Cyprus-Amax Minerals Company, a company engaged in the exploration, extraction, processing and marketing of mineral resources, in various capacities from 1990 to 1998. From 1972 until 1990, Mr. DeMichiei served in various capacities at the Mine Safety and Health Administration, with his last such position as the Special Assistant to the Assistant Secretary of Labor, where his responsibilities included developing program policies and procedures governing safety and health enforcement activities for mining operations in the United States.

Mr. DeMichiei was selected to participate in the Mine Safety and Health Administration's Senior Executive Service program at the University of Virginia. He also received his Master of Business Administration from American University and his Bachelor of Science in Mining Engineering from the University of Pittsburgh.

Mr. DeMichiei's qualifications as director include his expertise in the mining industry and his previous experience as an executive.

Charles R. Engles 5 Wintercreek Portola Valley, CA 94028	65

Dr. Engles is currently an independent consultant. Since May 2012, he has served as Senior Director of PatentBridge LLC, an intellectual property brokerage firm. Since October 2010, Dr. Engles has served on the board of directors of Clean Diesel Technologies, Inc., a manufacturer and distributor of heavy duty diesel and light duty vehicle emissions control systems. Dr. Engles also served as a director of Catalytic Solutions, Inc., a manufacturer and distributor of emissions control systems and products, from January 2000 to October 2010, when it merged with Clean Diesel Technologies, Inc. From April 2008 to October 2008, Dr. Engles served as Interim Chief Executive Officer of ThermoCeramix, Inc., an advanced materials company focused on electrical to thermal energy conversion. From September 1997 to March 2008, he served as Chief Executive Officer of Cutanix Corporation, a biopharmaceutical company focused on dermatological drug discovery, which he co-founded. He also served as Chairman and Chief Executive Officer of Stillwater from September 1994 to March 1997, where, under his direction, Stillwater completed its initial public offering on the NASDAQ in 1994. From July 1989 to September 1994, Dr. Engles served as Senior Vice President of Johns-Manville Corporation, where he was responsible for corporate development and worldwide mining and minerals operations and, in 1992, organized the spin-off of Stillwater from Johns-Manville Corporation and Chevron Corporation.

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Dr. Engles holds a Ph.D from Stanford University in operations research and attended Oxford University as a Rhodes Scholar.

Dr. Engles's qualifications as director include his experience as Chief Executive Officer of Stillwater, his over 20 years of experience serving as a board member for public and private companies, his experience in the automotive catalytic converter business (the principal market for platinum group metals) and his expertise in operations and corporate development.

Seth E. Gardner 254 E 68th Street, Suite 6A New York, NY 10065	45	Seth Gardner formerly served as the founding Executive Director of the Center for Financial Excellence at Duke University’s Fuqua School of Business in Durham, North Carolina from 2009 to 2012. From 2003 to 2009, Mr. Gardner worked at Cerberus Capital Management, L.P. in New York City, where he was a Managing Director in the private equity group. Mr. Gardner was responsible for sourcing, evaluating, structuring and negotiating private equity investments. He also spearheaded, planned and implemented (with company management) operational and financial restructurings of portfolio companies across a wide range of industries, including financial services, retail, transportation and automotive. During 2008 and 2009, he played critical and lead roles in connection with the U.S. Government’s financial rescues of Chrysler and Chrysler Financial, which were controlled by Cerberus. From 1995 to 2003, Mr. Gardner was an associate at Wachtell, Lipton, Rosen & Katz, a New York City law firm.

Mr. Gardner served as a director on the boards of several Cerberus portfolio companies including Chrysler Financial from 2007-2009, Tower Automotive from 2008-2009 and Scottish Re Group from 2008-2009

Mr. Gardner received his BA degree from Duke University in 1989. He also received a MBA degree from The Fuqua School of Business and a JD degree from Duke Law School in 1994.

Mr. Gardner's qualifications as director include his previous experience as a professional investor, making acquisition and capital allocation decisions, as a director of a large automotive supplier, and as a director and investor helping to implement restructuring and operational strategies for various companies.

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Michael McMullen Lower Ground Floor 57 Havelock St. Perth, Australia	42

Mr. McMullen currently serves as a Principal at MRI Advisory AG, a private company focusing on the development of metal and minerals projects in the Americas, Europe and Africa. Since 2007, he has been responsible for investing the equity investments of the Principals of MRI Advisory AG and supervising the technical due diligence for a variety of commodity backed funding structures. Since March 2012, he has also served as the Executive Chairman of Nevada Iron Limited, an ASX-listed development company with iron ore assets in Nevada. Since 2007, Mr. McMullen has also served as Executive Chairman of Lachlan Star Limited, a TSX/ASX dual listed mining company, where he oversaw the acquisition of CMD Gold Mine in Chile, which has since more than doubled its pre-acquisition production. In 2007, Mr. McMullen formed Northern Iron Limited, which developed an iron ore mine in Norway; at Northern Iron Limited, he served as Managing Director from April 2007 to November 2009 and as President of Northern Iron Marketing AG until June 2010. From September 2005 to August 2007, he was a Partner and Audit Manager at RSG Global Consulting Pty Ltd, a mining consultancy firm, where Mr. McMullen was the partner in charge of bank finance and M&A due diligence consulting and expert and valuation reports, including for several PGM projects in South Africa. From September 2002 to August 2005, he was Technical Director of Tritton Resources Limited, which owned and operated a copper mine. Mr. McMullen also served as Executive Technical Director of Lafayette Mining Limited, which owned and operated a mine producing copper and zinc concentrates, as well as gold and silver by-products, from November 1998 to September 2002 and as Exploration Manager of Spinifex Gold Ltd. (Asia), an exploration company, from February 1997 to November 1998.

Mr. McMullen's qualifications as director include his 20 years of experience identifying, financing, operating and selling mining operations as well as his experience serving on the board of directors of publicly listed mining companies for over 14 years.

Michael McNamara, CFA 150 E. 52nd Street 2nd Floor New York, NY 10022	32

In January 2013, Mr. McNamara joined Dominick & Dominick LLC, a wealth management and investment services firm, where he is a Managing Director of natural resources investment banking. Prior to joining Dominick & Dominick LLC, from January 2010 to January 2012, Mr. McNamara worked at Talpion LLC, a boutique private investment firm. At Talpion LLC, Mr. McNamara was responsible for investments in the global metals and mining industry. Prior to such time, from June 2006 until January 2009, Mr. McNamara worked at the asset management firm One East Partners, LP, where he was responsible for industrials and commodity investing. From November 2003 to June 2006, Mr. McNamara was employed by Twin Capital Management, a hedge fund, and from September 2002 to November 2003, by PricewaterhouseCoopers, a global audit and consulting firm.

Mr. McNamara received a B.S. degree in Business Administration with a concentration in finance and accounting from Georgetown University.

Mr. McNamara's qualifications as director include his investment banking experience in the industrials, natural resources, and mining industries.

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Patrice E. Merrin 92 Birch Avenue Toronto, Ontario M4V IC8	64

Ms. Merrin is currently Chairman of the Board of Directors of CML HealthCare, Inc., a leading provider of private laboratory testing services, as well as a member of the Nominating and Governance, Audit and Human Resources Committees. Ms. Merrin joined the Board of CML HealthCare, Inc. in March 2008 and became Chairman in March 2011. She also served as Interim President and Chief Executive Officer of CML HealthCare from May 2011 to February 2012. Since January 2012, she has served as director of Ornge, Ontario's air ambulance service, and has chaired its Chief Executive Officer Search Committee. From October 2009 to June 2011, Ms. Merrin served as a director of EnsSolutions Group, Inc., which provides engineered environmental applications for mine tailings control, process dust and stockpile sealing. She also served as a director of The NB Power Group, a company that generates and distributes electricity from nuclear, hydro, wind and oil, from 2007 to 2009 and as Chairman of the Environment, Health and Safety Committee from 2008 to 2009. From 2005 to 2006, Ms. Merrin served as President, Chief Executive Officer and a director of Luscar Ltd., Canada's largest producer of thermal coal, and as Executive Vice President from 2004 to 2005. Before joining Luscar, from 1999 to 2004, Ms. Merrin was Executive Vice President and Chief Operating Officer of Sherritt International Corporation, a diversified international natural resources company with assets in base metals mining and refining, thermal coal, oil, gas and power generation. She is also currently a director of the Climate Change and Emissions Management Corporation, which was created in 2009 to support Alberta's initiatives on climate change and the reduction of emissions. In addition, Ms. Merrin was a member of the National Advisory Panel on Sustainable Energy Science & Technology from 2005 to 2006, and from 2003 to 2006 was a member of Canada's National Round Table on the Environment and the Economy.

Ms. Merrin holds a Bachelor of Arts degree from Queen's University and completed the Advanced Management Programme at INSEAD.

Ms. Merrin's qualifications as director include her operating experience as an executive in the mining sector and her experience serving on several boards of directors or trustees, as applicable.

Brian Schweitzer 96 Piney Road Anaconda, MT 59711	57

Mr. Schweitzer most recently served as Governor of Montana, from January 5, 2005 to January 7, 2013. Gov. Schweitzer maintained one of the highest approval ratings among American politicians, delivered the eight largest budget surpluses in Montana history, cut the most taxes in history and froze tuition increases at state universities, before retiring due to term limits. Gov. Schweitzer is the only Governor in Montana history elected directly from the business world, not having been elected to any other office. As Governor, he served as chair of the Western Governors Association, during 2009, and the Democratic Governors Association, during 2008. Mr. Schweitzer also served as the 2011 President of the Council of State Governments. In 1993, he was appointed by former President Bill Clinton to the United States Department of Agriculture as a member of the Montana USDA Farm Service Agency Committee, where he served until 2000, when he ran for the U.S. Senate. While at the Department of Agriculture, Mr. Schweitzer served on the Montana Rural Development Board and the National Drought Task Force. Prior to entering politics, Mr. Schweitzer assisted on irrigation development projects in Africa, Asia, Europe and South America prior to his founding and operating a ranching and irrigation business in Montana.

Mr. Schweitzer earned his Bachelor of Science degree in international agronomy from Colorado State University and a Master of Science in soil science from Montana State University, Bozeman.

Mr. Schweitzer's qualifications as a director include his extensive leadership experience as Governor of Montana and through various other political endeavors, as well as his familiarity with the regulatory, labor and business leaders in the Corporation’s main operating geography, Montana.

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Gregory P. Taxin 601 Lexington Avenue 51st Floor New York, NY 10022	43

Greg Taxin is a Managing Director of the Clinton Group, where he has served since June 2012. Prior to joining Clinton, Mr. Taxin was the Managing Member of Spotlight Advisors (and its predecessors), an investment advisor focused on activist equity investments since 2007. Prior to Spotlight, from February 2003 through May 2007, Mr. Taxin was the co-founder and Chief Executive Officer of Glass, Lewis & Co., an independent research firm that assists institutional investors in making more informed investment and proxy voting decisions by uncovering business, legal, governance and financial statement risk at public companies. Prior to co-founding Glass Lewis, Mr. Taxin was an investment banker. He provided advice to public and private companies, assisting in raising billions of dollars in capital and in mergers and acquisitions worth billions of dollars, principally in the technology and telecommunications industry. Mr. Taxin was a Managing Director at Banc of America Securities where he served from October 2001 through November 2002, Director of Epoch Partners where he served from January 2000 through July 2001, and a Vice President at Goldman, Sachs & Co., where he served from July 1997 through January 2000.

Mr. Taxin serves on the Board of Directors of Ionetix Corporation and the ProCure Cancer Foundation, each of which he has served on since 2010.

Mr. Taxin is a magna cum laude graduate of the Harvard Law School, where he was a John M. Olin Fellow in Law and Economics and received his JD in 1994, and a graduate of the University of California, Berkeley in 1990.

Mr. Taxin's qualifications as director include his experience as an executive of multiple companies, his experience as a director and his expertise in finance, business and corporate governance.

With the exception of Mr. Engles's prior employment at the Company, none of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of Stillwater. If elected, each of the Nominees will be considered an independent director of Stillwater under the Company's Corporate Governance Principles, under applicable New York Stock Exchange rules and under Item 407(a) of Regulation S-K.

Each of the Nominees (other than Mr. Taxin) has entered into a nominee agreement pursuant to which CGI has agreed to pay the costs of soliciting proxies, and to defend and indemnify him or her against, and with respect to, any losses that may be incurred by him or her in the event he or she becomes a party to litigation based on his or her nomination as a candidate for election to the Board and the solicitation of proxies in support of his or her election. No Nominee will receive any compensation under his or her respective nominee agreement and will not receive any compensation from Clinton or its affiliates for his or her services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a nominee in this proxy statement and has confirmed his or her willingness to serve on the Board if elected.  Clinton does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the [GREEN] proxy card will be voted for a substitute candidate selected by Clinton.  If Clinton determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this proxy statement or for any other reason, Clinton will supplement this proxy statement.

The election of each Nominee pursuant to this Proposal requires a plurality of votes cast by the shares present in person or represented by proxy at the Annual Meeting.

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WE URGE YOU TO VOTE YES TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company's Proxy Statement, the Board has appointed KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. A representative of KPMG LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if so desired and to respond to appropriate questions. The Audit Committee of the Board pre-approved all of the fees billed by KPMG LLP for audit and other professional services rendered to the Company for the years ended December 31, 2011 and 2012, and determined that such fees were compatible with maintaining KPMG LLP’s independence.

The Board recommends that the Company's stockholders vote for ratification of such appointment. If the stockholders do not ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm, the Board will review the matter.

Approval of this Proposal requires the affirmative vote of a majority of shares of Common Stock having voting power and present in person or by proxy at the Annual Meeting.

  WE RECOMMEND YOU VOTE YES TO PROPOSAL 2.

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PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company's Proxy Statement, the Company is providing stockholders with the opportunity to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company's Proxy Statement.  This Proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

“RESOLVED, that the shareholders of Stillwater Mining Company ("Stillwater") approve the compensation of the Stillwater executive officers named in the Summary Compensation Table, as disclosed in [the Company's] proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables).”

As an advisory vote, this Proposal is not binding on the Company or the Board.

We believe stockholders should vote to disapprove the compensation of the Company's executive officers. As noted above, the Company's CEO has received significant compensation, totaling more than $39 million over his tenure, while stockholders have lost nearly $900 million.

In 2011, the Company, at the urging of its management team, bought Peregrine to diversify the Company into copper and gold and into Argentina. The Company's stock declined by 47% in the month after the deal was announced and was down 51% for the year. Yet, the compensation committee and Board awarded the Company's CEO more than $5 million in compensation, far in excess of the pay awarded on average to the Company's peers. Indeed, while stockholders suffered in 2011, Mr. McAllister made more than he ever has at Stillwater and was paid more than any other public company CEO in Montana.

The pattern continued in 2012.

In 2012, the compensation committee of the Board used a "scorecard” to evaluate the performance of executives. The Company has provided a copy of this scorecard in the Company’s Proxy Statement. For the reasons noted below, we find the compensation committee’s approach to executive compensation in 2012 to be unacceptable and encourage all stockholders to review the Company's proxy disclosures in detail. We note the following:

First, although the compensation committee in 2012 used an elaborate list of 17 factors for deciding on bonus payouts and 16 factors for determining the long-term incentive program awards, none of those factors are tightly tied to the creation of shareholder value. Nowhere in the list of 33 items is the word “stock price” or “stockholder return” or “profit” or “cash flow” mentioned. We believe a Chief Executive Officer should be incentivized to do things that create stockholder value. Instead, Mr. McAllister’s fortune is not tied to those of the stockholders.

Second, one of the factors used for both the short-term bonus and the long-term incentive plan is the year-end cash balance. The more cash, according to the compensation committee’s approach, the merrier the bonuses for the executive team. We see no reason to incentivize the Chief Executive Officer to hold onto as much cash as possible and not either return it to stockholders or put it to good work. We believe there are capital projects worthy of spending on in Montana; the current compensation scheme provides a disincentive to pursuing those projects even though they would likely create acceptable (or extraordinary) returns for stockholders.

Third, the compensation committee awarded the management team scores on the various criteria that are far higher than we would have awarded. For example, the compensation committee provided a 100% performance grade for the refinancing of the Company’s convertible bonds, even though the financing was executed so poorly as to deliver a 30% return to the new investors in four months. The compensation committee also provided a “200% performance ranking” to the management team for its handling of the Altar asset, for ending the year with more

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unused cash on the balance sheet than projected, and for making an “excellent” board presentation on the Company’s safety program. (The safety presentation to the Board resulted in more than $80,000 in bonuses to the executive team, more than making up for the lost bonus the team suffered for failing to deliver an updated feasibility study on Marathon, which is critical to the Company’s future economic opportunities.)

Fourth, in the “discretionary amount” of the short-term bonus calculation, the Board concluded the management team had so outperformed expectations that it deserved a discretionary award 50% higher than the target. It appears this Board found no reason to penalize the management team for producing fewer ounces in 2012 than in 2011, for experiencing cash costs per ounce that were 15% higher than 2011 (in an environment of lower realized prices per ounce), for managing a recycling business whose profit declined by 44% in 2012 or for the discovery of flawed diligence in the acquisition of Marathon. In the end, the Board determined that the executive team was worthy of short-term bonus award equal to 142% of the target amount and a long-term award equal to 120% of target, which we believe is far too high given the performance in 2012.

Fifth, the “target” long-term incentive awards are set in a manner that is characteristic of pay in Lake Wobegon, where everyone is “above average.” The “target” bonuses were intentionally set by the compensation committee to be in the 50th to 75th percentiles of the pay received by executives of the so-called “Comparator Group” companies. In other words, for targeted performance, the Board intended to pay its Chief Executive Officer at an above-average rate.

Sixth, the Comparator Group used to determine the “target” bonus is hardly comparative at all. The group selected by the Board consists of ten public companies, the average enterprise value of which at the end of 2012 was $8 billion, more than five times the enterprise value of Stillwater at that time. The ten “comparative” companies produced EBITDA in 2012 on average of $1.1 billion, more than ten times the EBITDA produced by the Company. Yet, the compensation committee targeted Mr. McAllister to make more than the average of the pay received by the CEOs of these so-called peers.

Seventh, one of the companies in the “Comparator Group” is Cliffs Natural Resources (“Cliffs”), an $11 billion enterprise value (at year-end 2012) company with $1.3 billion in EBITDA. Mr. McAllister, the Stillwater Chief Executive Officer, is the Lead Director of the Cliffs Board of Directors and serves on the Cliffs compensation committee, helping to determine the pay received by the Cliffs CEO. Until late 2011, Mr. McAllister was the Chairman of the Cliffs compensation committee. The pay package Mr. McAllister awards to the Cliffs CEO (which has consistently been one of the highest among the “Comparator Group” companies) in turn affects Mr. McAllister’s own pay at Stillwater under the approach taken by the Board. This is a blatant conflict of interest. Cliffs should not be included in the “Comparator Group”.

Eighth, after painstakingly determining the dollar amount of stock the executive team deserved, based on its complicated scorecard, above-average target award and inapposite peer company list, the Board converted the dollars into restricted stock awards using a below-market stock price. We too would like to buy stock at a discount, but seemingly only the executive team is permitted to do so. In calculating the number of restricted stock units to be granted, the Board used a 90-day trailing average stock price of $12.01. But, on the grant date (February 8, 2013), the stock closed at $14.31. So, after using the complex process described in six pages of the Company's Proxy Statement to determine that Mr. McAllister was worthy of a $2,581,610 long-term incentive award, the Board then gave him shares that had a then-current value of $3,075,520. Mr. McAllister received a windfall of almost $500,000, rendering the precise and painstaking long-term incentive award evaluation process essentially moot.

The combination of grading management on criteria that is not tied to stockholder returns, inflating the grades, setting the “target” compensation based on an above-the-average compensation package of the peers, selecting peers that are markedly larger (or in one case a peer that Mr. McAllister influences), and then using a fictional stock price that is 19% below the actual stock price, is a bad process that led to a bad outcome in 2012.

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For 2013, the compensation committee has decided to add some EBITDA and stockholder return elements to the long-term incentive plan award criteria. While we welcome this development, we are mindful that 2013 will be the first year these important factors are considered and that they will be weighted only 20% in 2013. We believe this is too little, too late and acts as an admission of a deficiency in the prior years’ compensation approach.

We also note that Mr. McAllister, who is 70 years old, is entitled to $13.7 million upon the non-renewal of his executive employment contract or upon his termination without cause, according to the Company’s proxy statement. He also receives a tax gross-up that fully offsets the effect of any excise tax imposed under the federal tax laws in the event he is terminated or quits for good reason. The effect of the tax gross-up is that Mr. McAllister is spared having to pay certain otherwise required federal excise taxes and the stockholders pay them (and the tax on those benefits) for him. And while the Board recently decided that it would provide “no future gross-up provisions in any employment agreements,” Mr. McAllister still apparently remains entitled to his tax gross-up. We believe these terms are not in the best interests of the stockholders and should be removed as a condition of any continued employment. At 70, Mr. McAllister should not be paid for non-renewal of his contract and he should be solely responsible for any federal taxes that may be required upon his retirement. The compensation committee’s failure to adjust Mr. McAllister’s employment contract is another reason vote against this proposal.

For all of these reasons we believe the Company’s executive compensation practices are not well designed and that stockholders should express their disapproval.

WE URGE YOU TO VOTE NO TO PROPOSAL 3.

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PROPOSAL 4 – APPROVAL OF THE AMENDMENT TO THE COMPANY’S BYLAWS

We are proposing to, pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the Bylaws, amend and restate in its entirety Article III, Section 3.7 of the Bylaws as follows:

Section 3.7 Quorum, Required Vote and Adjournment. At all meetings of the board of directors, a quorum for the transaction of business shall consist of a majority of the directors, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as specifically required by the DGCL or other law, the Restated Certificate of Incorporation, or these Amended and Restated Bylaws. Notwithstanding the foregoing or any other provision of these Amended and Restated Bylaws, the approval of more than two-thirds of the directors then in office shall be required to authorize the Corporation to (i) acquire, in one transaction or a series of transactions, a company or asset (whether by purchase, acquisition, merger, consolidation or otherwise), or make any investment or provide any financing or guarantee in connection therewith, in each case where the consideration therefor has a value in an amount exceeding $50 million, unless such transaction or series of transactions, or such investment, financing or guarantee arrangement, has been ratified by a majority in voting power of the stockholders, voting as a single class at an annual or special meeting; or (ii) invest in one capital project or a series of capital projects, in each case at the same location or facility, where such investment has an aggregate value in an amount exceeding $25 million, unless such capital project or series of capital projects has been ratified by a majority in voting power of the stockholders, voting as a single class at an annual or special meeting; provided that nothing in this sentence shall restrict, or shall be deemed to restrict, the board of directors from approving a sale of the Corporation or its assets (whether by merger, consolidation or otherwise) by the vote of a majority of the directors present at a meeting at which a quorum is present. If less than a quorum is present at any meeting of the board of directors, the director or directors present may adjourn the meeting from time to time without further notice. Voting by proxy is not permitted at meetings of the board of directors. Notwithstanding anything in these Amended and Restated Bylaws to the contrary, any amendment, alteration or repeal of this Section, or the adoption of any bylaw inconsistent herewith, by the board of directors shall require for its approval the affirmative vote of all the members of the board of directors then in office. This Section 3.7 shall become effective at the time it is approved by the requisite vote of stockholders; provided that nothing in this Section shall apply to contractual agreements, arrangements or understandings authorized prior to the effective time of this Section 3.7.

The Bylaws currently provide that the Board may take any action subject to the approval of a majority of the directors. Our proposed amendment will require certain transactions or capital projects exceeding specified thresholds to be approved by a supermajority vote of the Board, absent ratification of such transactions or capital projects by the Company's stockholders.

We are submitting this Proposal for consideration at the Annual Meeting because we believe that important investment decisions on behalf of the Company, including any transaction, or series of transactions, with an aggregate value exceeding $50 million or any capital project, or series of capital projects, in the same location or facility with an aggregate value exceeding $25 million, should require the approval of the vast majority of directors serving on the Board, rather than a simple majority, if such transactions or capital projects are not ratified by the

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 Company's stockholders. Given the capital allocation decisions made by the Board over the last two-plus years, we believe stockholders should either have a direct vote in the use of the Company's cash and stock for major investment projects or acquisitions or that the Board should reach a strong consensus (i.e. more than two-thirds of the directors) in deciding on future capital uses. While we recognize this proposed approach is unusual (and may facilitate efforts of a minority of the Board to block actions otherwise approved by the majority of the Board), we also know that it is unusual for a company to make a $450 million acquisition, such as Stillwater's acquisition of Peregrine, and see the market value of its equity decline by more than $1.3 billion within thirty days.

Approval of this Proposal requires the affirmative vote of a majority of shares of Common Stock having voting power and present in person or by proxy at the Annual Meeting.

WE URGE YOU TO VOTE YES TO PROPOSAL 4.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote.  Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, including the Company' s Proxy Statement, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed [GREEN] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2013, AGAINST the advisory vote on executive compensation, FOR the amendment to the Company’s Bylaws to require supermajority voting for certain Board actions, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company's Proxy Statement, the current Board intends to nominate eight candidates for election as directors at the Annual Meeting.  This proxy statement is soliciting votes to elect only our Nominees, John DeMichiei, Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin.  Accordingly, the enclosed [GREEN] proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  The Participants intend to vote all of their shares of Common Stock in favor of the Nominees.

According to the Company's Proxy Statement, on December 13, 2010, Norilsk, the Company’s then largest shareholder, completed the sale of 49.8 million shares of Common Stock owned by its wholly owned subsidiary, Norimet Limited. In connection with this transaction, Credit Suisse Capital LLC acquired 3,600,000 shares of Common Stock and UBS AG acquired 5,400,000 shares of Common Stock. On December 13, 2010, the Company entered into Voting Agreements with UBS AG and Credit Suisse Capital LLC. Pursuant to the Voting Agreements, UBS AG and Credit Suisse Capital LLC, agreed, subject to certain conditions, to cause all of these shares (to the extent they are still beneficially owned by them) to be counted as present at any meeting of the Company’s shareholders, including the Annual Meeting, and to vote these shares in the same proportion as all of the outstanding shares of Common Stock are actually voted.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company's Proxy Statement, the presence of at least 50% of the shares of Common Stock issued, outstanding and entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum.

Broker non-votes will be considered shares “present and entitled to vote” for the purpose of determining whether a quorum exists.  A “broker non-vote” occurs when a custodian does not vote on a particular Proposal because it has not received voting instructions from the applicable beneficial owner and does not have discretionary voting power on the matter in question.

With respect to the election of directors, the ratification of the appointment of the independent registered accounting firm, the advisory vote on executive compensation and the amendment of the Bylaws to require supermajority voting for certain Board actions, any “broker non-votes” will not be included in the vote totals and, as such, will have no effect on the outcome of these Proposals.  With respect to the ratification of the appointment of the independent registered accounting firm, the advisory vote on executive compensation and the amendment of the Bylaws to require supermajority voting for certain Board actions, abstentions will have the effect of a vote against such Proposals.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company's Proxy Statement, the eight nominees for director receiving the highest vote totals will be elected as directors of the Company.  Withheld votes will have no impact on the election of directors.

Ratification Of Independent Registered Public Accounting Firm, Advisory Vote on Executive Compensation and Amendment of the Bylaws ─ According to the Company's Proxy Statement, approval of the ratification of the appointment of the Company’s independent registered public accounting firm (Proposal 2), advisory vote on executive compensation (Proposal 3) and amendment of the Bylaws to require supermajority voting for certain Board actions (Proposal 4) will each require the affirmative vote of a majority of the shares having voting power and present in person or by proxy at the Annual Meeting.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD AND AMENDMENT OF THE BYLAWS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Stockholders are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Proposals or this proxy statement.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by Clinton and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Clinton will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Clinton has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Clinton will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Clinton. Costs of the Proxy Solicitation are currently estimated to be approximately $500,000. Clinton estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $100,000. If successful, we may seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company's stockholders. The Board, which will consist solely of our Nominees, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of consents include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Clinton has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this solicitation. Okapi will receive a fee not to exceed $200,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by CGI against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  It is anticipated that Okapi will employ approximately twenty persons to solicit Stillwater's stockholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This proxy statement and all other solicitation materials in connection with this Proxy Solicitation are available on the Internet, free of charge, at [________].

Information Concerning Stillwater

Clinton has omitted from this proxy statement certain disclosure required by applicable law to be included in the Company's Proxy Statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2013 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. Clinton takes no responsibility for the accuracy or completeness of information contained in the Company's Proxy Statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Clinton does not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Clinton, or for any failure of the Company to disclose events that may affect the significance or accuracy of such information.

24

Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed [GREEN] proxy card today.

Thank you for your support,

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

CLINTON MAGNOLIA MASTER FUND, LTD.

CLINTON SPOTLIGHT MASTER FUND, L.P.

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.

CLINTON RELATIONAL OPPORTUNITY, LLC

CLINTON GROUP, INC.

GEORGE E. HALL

JOHN DEMICHIEI

CHARLES R. ENGLES

SETH E. GARDNER

MICHAEL MCMULLEN

MICHAEL MCNAMARA

PATRICE E. MERRIN

BRIAN SCHWEITZER

GREGORY P. TAXIN

[_________], 2013

25

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF STILLWATER MINING COMPANY DURING THE PAST TWO YEARS

The following tables set forth all transactions affected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, CREL, CMAG, SPOT, CROP, Mr. Engles and Mr. Schweitzer are the only Participants, and the only entities referred to in this Annex I, that own of record or beneficially securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

CREL

Common Stock

Trade Date	Amount Acquired (Sold)
11/26/12	15,000
11/27/12	13,000
12/04/12	10,000
12/05/12	2,000
12/10/12	1,422
12/11/12	1,500
12/12/12	1,900
12/19/12	3,500
12/20/12	9,284
12/21/12	(500)
12/24/12	2,500
12/26/12	2,500
12/31/12	5,000
01/02/13	2,550
01/03/13	3,500
01/04/13	2,390
01/07/13	25,000
01/09/13	5,000
01/10/13	3,130
01/14/13	1,000
01/15/13	5,000
01/16/13	(2,500)
01/17/13	2,000
01/18/13	(2,500)
01/22/13	2,020
01/25/13	25,000
02/01/13	10,000
02/05/13	25,000
02/11/13	3,751
02/12/13	1,000
02/14/13	(10,000)
02/15/13	600

02/19/13	676
02/22/13	3,750
02/25/13	10,000
03/01/13	262,567
03/04/13	(36,000)
03/15/13	28,000

CMAG

Common Stock

Trade Date	Amount Acquired (Sold)
02/28/11	482
03/01/11	(240)
03/02/11	(1,295)
03/03/11	60
03/04/11	(150)
03/07/11	764
03/08/11	328
03/09/11	455
10/14/11	130
10/18/11	6
10/21/11	(17)
10/25/11	(18)
10/26/11	(44)
10/28/11	8
10/31/11	(65)
11/01/11	114
11/04/11	(8)
11/07/11	(38)
11/08/11	(122)
11/09/11	54
11/17/11	24
11/18/11	(8)
11/22/11	(11)
11/23/11	(5)
12/02/11	(77)
12/06/11	41
12/07/11	(5)
12/08/11	9
12/09/11	(8)
12/14/11	30
12/16/11	(26)
12/20/11	35
12/21/11	14
12/22/11	(13)
12/27/11	47
12/28/11	(47)
06/21/12	23

06/22/12	15
06/25/12	(9)
06/28/12	5
07/02/12	32
07/05/12	(13)
07/06/12	(53)
07/09/12	(29)
07/10/12	20
07/11/12	6
07/12/12	(108)
07/13/12	111
07/17/12	33
07/18/12	(1)
07/19/12	4
07/20/12	(36)
08/02/12	(2)
08/03/12	2
08/06/12	(96)
08/07/12	96
08/09/12	(9)
08/10/12	(136)
08/13/12	(27)
08/14/12	5
08/15/12	16
08/16/12	6
08/17/12	84
08/20/12	(12)
08/21/12	100,000
08/22/12	(11)
08/23/12	(106)
08/24/12	35
08/27/12	(5)
08/28/12	13
08/29/12	139
08/30/12	(14)
08/31/12	(155)
09/04/12	(2)
09/06/12	20,000
09/07/12	(97)
09/10/12	25,299
09/11/12	37,777
09/12/12	(125)
09/13/12	30,790
09/14/12	9,282
09/17/12	2
09/18/12	25
09/19/12	11

09/20/12	(131)
09/21/12	(26,830)
09/24/12	(37)
09/25/12	188
09/26/12	3
09/27/12	(138)
09/28/12	7,842
10/01/12	20,011
10/02/12	(11)
10/03/12	121
10/04/12	19,887
10/05/12	10,072
10/08/12	71
10/09/12	154
10/10/12	9,893
10/11/12	134
10/12/12	(14)
10/16/12	10,000
10/19/12	37,800
10/22/12	10,000
11/20/12	37,543
11/29/12	3,000
12/10/12	3,630
12/11/12	10,500
12/12/12	5,700
12/18/12	10,500
12/19/12	10,500
12/20/12	41,461
12/21/12	(203,300)
12/24/12	7,500
12/26/12	7,500
12/31/12	15,000
01/02/13	7,700
01/03/13	6,500
01/04/13	7,170
01/07/13	8,500
01/09/13	15,000
01/10/13	9,390
01/11/13	4,000
01/14/13	3,000
01/15/13	15,000
01/17/13	6,000
01/18/13	(68,000)
01/22/13	6,060
01/23/13	1,500
01/28/13	10,000
01/29/13	10,000

01/30/13	4,500
02/01/13	4,000
02/06/13	85,800
02/11/13	7,750
02/12/13	3,000
02/14/13	4,000
02/15/13	(35,100)
02/19/13	1,560
02/22/13	7,500
02/25/13	7,500
03/01/13	43,000
03/11/13	25,000
03/13/13	29,900
03/15/13	16,000

SPOT

Common Stock

Trade Date	Amount Acquired (Sold)
09/07/12	100,042
09/10/12	25,300
09/11/12	37,500
09/13/12	30,700
09/14/12	10,000
09/18/12	10,000
09/21/12	20,000
09/27/12	5,000
09/28/12	10,000
10/01/12	25,000
10/04/12	22,500
10/05/12	11,250
10/10/12	11,250
10/16/12	11,250
10/18/12	10,000
10/19/12	65,600
10/22/12	11,250
11/27/12	15,500
11/29/12	5,000
12/10/12	4,841
12/11/12	13,500
12/12/12	7,600
12/13/12	20,000
12/18/12	14,000
12/19/12	11,500
12/20/12	54,490
12/21/12	(267,200)
12/24/12	10,000
12/26/12	10,000
12/31/12	20,000
01/02/13	10,000

01/03/13	15,000
01/04/13	9,560
01/07/13	10,000
01/09/13	20,000
01/10/13	12,520
01/11/13	6,000
01/14/13	4,000
01/15/13	17,500
01/17/13	5,500
01/18/13	(84,000)
01/22/13	7,880
01/23/13	2,000
01/30/13	6,000
02/01/13	4,000
02/11/13	7,249
02/12/13	3,000
02/14/13	3,000
02/15/13	(45,100)
02/19/13	1,560
02/22/13	7,500
02/25/13	7,500
02/28/13	25,000
03/15/13	21,000

CROP

Common Stock

Trade Date	Amount Acquired (Sold)
09/17/12	35,000
09/18/12	10,000
09/19/12	10,000
09/21/12	25,000
09/27/12	5,000
09/28/12	2,000
10/01/12	5,000
10/04/12	7,500
10/05/12	3,750
10/10/12	3,750
10/16/12	3,750
10/19/12	8,600
10/22/12	3,750
11/27/12	11,500
11/29/12	2,000
12/04/12	15,000
12/05/12	8,000
12/10/12	2,210
12/11/12	4,500
12/12/12	3,800

12/13/12	20,000
12/18/12	10,500
12/19/12	7,000
12/20/12	25,058
12/21/12	(109,700)
12/24/12	5,000
12/26/12	5,000
12/31/12	10,000
01/02/13	4,750
01/03/13	5,000
01/04/13	4,780
01/07/13	6,500
01/09/13	10,000
01/10/13	6,260
01/14/13	2,000
01/15/13	10,000
01/17/13	4,000
01/18/13	(15,900)
01/22/13	4,040
01/23/13	1,500
01/24/13	30,000
01/29/13	10,000
01/30/13	4,500
02/01/13	2,000
02/06/13	84,200
02/07/13	20,000
02/11/13	6,250
02/12/13	3,000
02/14/13	(600)
02/15/13	(18,100)
02/19/13	1,404
02/22/13	6,250
03/01/13	(305,567)

Mr. Schweitzer

Common Stock

Trade Date	Amount Acquired (Sold)
01/23/2013	2,000
01/24/2013	2,000
02/19/2013	2,000
02/20/2013	19,000
03/04/2013	4,000

Option Agreements

From time-to-time over the past year, CGI and its affiliates have entered into options contracts with respect to Stillwater’s stock. The expiration dates on these options ranged from September 22, 2012 through April 20, 2013, and strike prices have ranged from $10 to $15. The number of options contracts has ranged from zero to 8,432 at times throughout the last year.

[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED MARCH 19, 2013

PROXY OF STOCKHOLDERS OF STILLWATER MINING COMPANY (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON"), TOGETHER WITH JOHN DEMICHIEI, CHARLES R. ENGLES, SETH E. GARDNER, MICHAEL MCMULLEN, MICHAEL MCNAMARA, PATRICE E. MERRIN, BRIAN SCHWEITZER AND GREGORY P. TAXIN (COLLECTIVELY, THE "NOMINEES")

The undersigned appoints [                                ] and [                                  ], and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held at the Stillwater Mine, 2526 Nye Road, Nye, Montana 59061, on [  ], 2013, at [  ]:[   ] a.m., Mountain Daylight Time (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Clinton a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” PURSUANT TO PROPOSAL 1, “FOR” PROPOSALS 2 AND 4, AND “AGAINST” PROPOSAL 3.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	THE ELECTION OF JOHN DEMICHIEI, CHARLES R. ENGLES, SETH E. GARDNER, MICHAEL MCMULLEN, MICHAEL MCNAMARA, PATRICE E. MERRIN, BRIAN SCHWEITZER AND GREGORY P. TAXIN TO SERVE AS DIRECTORS ON THE COMPANY'S BOARD OF DIRECTORS.

☐	☐	☐
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL NOMINEES EXCEPT" BOX AND WRITE THE NAME(S)

OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S). ________________________________________________________________________________________

2.	TO RATIFY THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013:

☐	☐	☐
FOR	AGAINST	ABSTAIN

3.	TO VOTE ON THE COMPANY'S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS:

☐	☐	☐
FOR	AGAINST	ABSTAIN

4.	TO AMEND THE COMPANY’S BYLAWS TO REQUIRE SUPERMAJORITY VOTING FOR CERTAIN BOARD ACTIONS:

☐	☐	☐
FOR	AGAINST	ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	2013

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

THIS SOLICITATION IS BEING MADE BY CLINTON AND THE NOMINEES AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.